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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45321

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2018** (MM/DD/YY) AND ENDING **December 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFS Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Huntington Avenue
(No. and street)

Boston	**MA**	**02199**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charuda Upatham-Costello **(617) 954-4810**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charuda Upatham-Costello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFS Fund Distributors, Inc. as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

COMMONWEALTH OF MASSACHUSETTS
Charuda Upatham-Costello
personally appeared before me, the undersigned notary public, and proved to me his/her identity through satisfactory evidence, which were personally known to me and swore or affirmed the attached document's contents are truthful and accurate to the best of his/her knowledge on this 27th day of February, 2019.

Kristine M. McAvoy
KRISTINE M. MCAVOY, Notary Public
My Commission Expires September 18, 2020

Notary Public

[Signature]

Signature

Senior Group Controller and Treasurer of MFS Fund Distributors, Inc.
Financial and Operations Principal

Title

KRISTINE M MCAVOY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 18, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation
- ☐ (m) Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

MFS Fund Distributors, Inc.
(SEC I.D. No. 8-45321)

Statement of Financial Condition as of December 31, 2018 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche LLP
200 Berkeley St
Boston, MA 02116
USA
Tel: +1 617 449 5286
Fax: +1 855 548 9775
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.
Boston, Massachusetts

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MFS Fund Distributors, Inc. (the "Company") (a wholly owned subsidiary of Massachusetts Financial Services Company) as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note B, the statement of financial condition includes significant transactions with and allocations from Massachusetts Financial Services Company and its affiliates and are not necessarily indicative of the conditions that would have existed if the Company had operated as an unaffiliated company.

Deloitte & Touche LLP

February 27, 2019

We have served as the Company's auditor since 1992.

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
At December 31, 2018

($'s in thousands, except share data)

Assets		
Cash and cash equivalents	$	78,826
Short-term investments		10,792
Investments		24,836
Receivables		2,475
Prepaid expenses		2,738
Total assets	$	119,667
Liabilities		
Accounts payable and accrued expenses	$	76,948
Accrued compensation		18,407
Due to Parent and its affiliates, net		6,075
Total liabilities		101,430
Commitments and contingencies (Note G)		
Stockholder's equity		
Common stock, $1.00 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		1
Additional paid-in capital		18,025
Retained earnings		239
Accumulated other comprehensive income (loss), net of tax		(28)
Total stockholder's equity		18,237
Total liabilities and stockholder's equity	$	119,667

The accompanying notes are an integral part of the statement of financial condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018
($'s in thousands)

A. GENERAL INFORMATION

MFS Fund Distributors, Inc. (the "Company" or "MFD") is a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent" or "MFS") headquartered in Boston, Massachusetts, United States of America. The ultimate parent company of MFS and the Company is Sun Life Financial Inc. ("Sun Life"), a company headquartered in Toronto, Canada. MFD is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company provides distribution and administrative services to registered investment companies for which the Parent is the investment manager. The Company's business and financial condition are, to a significant extent, dependent on the magnitude and composition of assets under management of its Parent, which include domestic and international equity and debt portfolios. Therefore, fluctuations in global equity and debt markets and the composition of assets under management of its Parent impact the Company's operating results. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

B. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was prepared from the separate records maintained by the Company, which include significant allocations from, and transactions with its Parent and the Parent's affiliates, and is not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. The Company received and continues to receive significant subsidies from its Parent pursuant to a loss indemnification agreement ("LIA") and a transfer pricing agreement ("TPA") described in Note C. It is the intention of the Parent to make funds available to continue operations of the Company and to keep these agreements in place for at least the next fiscal year.

Use of estimates

The preparation of the financial statement in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks and highly liquid investments in commercial paper with original maturities of three months or less.

Financial instruments

Investments consist of an Available for Sale U.S. Treasury Note with a maturity date of 13 months when purchased.

Financial assets classified as Available for Sale are recorded at fair value in the Statement of Financial Condition and transaction costs are capitalized on initial recognition.

Income taxes

The Company is included in the consolidated federal tax return of a Sun Life affiliate and the combined Massachusetts state tax return of that affiliate. MFD also files state tax returns on a combined or stand-alone basis in jurisdictions in which it operates. Federal and Massachusetts income tax amounts are allocated among members of the consolidated and combined tax groups based upon the separate return method.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, measured by applying tax rates expected to be in effect when such differences reverse. A valuation allowance is provided when deferred tax assets are likely not to be realized.

Accounting for uncertainty in income taxes recognized in the financial statement for a tax position taken or expected to be taken in a tax return requires that amounts recorded are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies related to the tax benefit. The difference between the tax benefit recognized in the financial statement for a tax position and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. The Company records interest and penalties associated with uncertain tax positions in income tax expense. As the Company continues to be included in the tax returns described above, any deferred tax assets and liabilities and uncertain tax positions are reported in due to Parent and its affiliates, net.

C. RELATED PARTY TRANSACTIONS

Transfer pricing agreement

Pursuant to the TPA between the Company and its Parent and the Parent's affiliates, the Company agrees to provide various professional services to MFS at arms-length pricing in accordance with the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder and the Organisation for Economic Co-operation and Development's Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations ("OECD Guidelines"). The terms of the TPA allow the Company to earn intercompany service fees from the Parent and the Parent's affiliates based on a percentage of costs incurred by the Company to provide professional services. The TPA has no set expiration.

Loss indemnification agreement

Pursuant to the LIA between the Company and its Parent, the Parent has agreed to indemnify the Company for any net operating and non-operating loss it incurs during any year and reimburse the Company for the net operating and non-operating loss it incurs. The LIA has no set expiration.

Other transactions with the Parent and the Parent's affiliates

The Company's financial statement includes significant allocations from, and transactions with, its Parent and the Parent's affiliates. The Company shares personnel, office facilities and information systems with its Parent and the Parent's affiliates.

Due to Parent and its affiliates, net includes amounts payable to the Parent and its affiliates of $6,075. The net amount payable to the Parent and its affiliates includes amounts related to current and deferred income taxes (refer to Note H). The Company pays no interest on the amounts due to its Parent or its affiliates and there is

($'s in thousands)

no contractual due date for intercompany balances. While they are payable to the Parent on demand, the Company generally settles these balances on a monthly basis.

The Company's Parent is committed to long-term operating and capital leases for certain equipment, office and processing facilities that expire on various dates through 2034.

The Company paid $9,050 of dividends to its Parent during 2018.

The Company has investments in MFS mutual fund securities of $1.

D. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Investments held by the Company at December 31, 2018 consist of Available for Sale securities consisting of a U.S. Treasury with a maturity date of 13 months when purchased. The Company held short-term investments during the year ended December 31, 2018, which consisted of investments in commercial paper with original maturities over three months but less than one year from the date of purchase.

Accounting Standards Codification Topic 820, *Fair Value Measurement,* provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 investments) and the lowest priority to unobservable inputs (Level 3 investments). The three levels of the fair value hierarchy are as follows:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment.

The Company monitors the availability of inputs that are significant to the measurement of fair value to assess the appropriate categorization of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the Company's policy is to recognize transfers between levels at the beginning of the reporting period. The significance of transfers between levels is evaluated based upon the nature of the financial instrument and size of the transfer. There were no transfers between levels for the year ended December 31, 2018.

Valuation techniques used to measure fair value maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2018.

($'s in thousands)

At December 31, 2018, Available for Sale securities are categorized as Level 1 of the fair value hierarchy which is based on the unadjusted quoted prices for identical assets or liabilities in an active market.

Short-term investments are valued at historical cost, which does not differ significantly from broker quotations which include observable market information and are therefore categorized as Level 2 of the fair value hierarchy.

Due to the short-term nature and liquidity of cash and cash equivalents, receivables, accounts payable and accrued expenses, the carrying value of these assets and liabilities approximate fair value.

E. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $25 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2018, the Company had net capital of $14,803 which exceeded its required net capital of $6,762. The Company's aggregate indebtedness to net capital ratio was 6.85 to 1 at December 31, 2018.

F. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(2)(i) thereof.

G. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company entered into agreements that include indemnities in favor of third parties, such as distribution agreements and service agreements. It is not possible to estimate the Company's potential liability under these indemnities. The Company has agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Parent, on behalf of the Company, also maintains insurance policies that may provide coverage against certain of these claims.

($'s in thousands)

H. INCOME TAXES

The following is a summary of deferred tax assets at December 31, 2018 reported in due to Parent and its affiliates, net which would be subject to the settlement process described in Note C:

		2018
Deferred tax assets:		
Stock based compensation	$	2,406
Total deferred tax assets		2,406
Deferred tax liabilities:		
Other		(11)
Total deferred tax liabilities		(11)
Deferred tax asset, net	$	2,395

As of December 31, 2018, the total amounts of accrued interest and penalties reported in due to Parent and its affiliates, net were $4,068. The Company asserts that it is reasonably possible that up to $1,897 in unrecognized tax benefits may be recognized within the coming year as a result of an anticipated settlement with a taxing authority.

The Company, through its Parent and affiliates tax filing requirements described in Note B ("tax filing requirements"), is subject to federal income tax as well as state income tax in multiple jurisdictions. Also, through these tax filing requirements, the Company is generally no longer subject to income tax examinations relating to originally filed returns with the U.S. federal, state or local tax authorities for fiscal years prior to 2014. Finally, through its tax filing requirements, the Company is under perpetual federal audit and occasional state audit. The Company has recognized a tax benefit only for those positions that meet the more likely than not recognition threshold, as described in Note B.

I. SUBSEQUENT EVENTS

The Company has evaluated events and transactions through the date the financial statement was issued and determined that there are no material events or transactions which require adjustment to, or disclosure in the financial statement.

******

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MFS Funds Distributors, Inc.
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MFS Fund Distributors, Inc. (the "Company") (a wholly-owned subsidiary of Massachusetts Financial Services Company) identified the following provisions of 17 C.F.R § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption of provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

February 27, 2019

MFS Fund Distributors, Inc.
111 Huntington Avenue
Boston, MA 02199

MFS

Exemption Report

MFS Fund Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i); and,

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Charuda Upatham-Costello, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Treasurer and Senior Group Controller of MFS Fund Distributors, Inc.
Financial and Operations Principal

February 27, 2019